Calculation of Filing Fee Tables
S-8
Origin Materials, Inc.
Table 1: Newly Registered Securities
Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	2021 Equity Incentive Plan	457(a)	712,137	$ 0.8323	$ 592,711.63	0.0001531	$ 90.74
Total Offering Amounts:					$ 592,711.63		$ 90.74
Total Fee Offsets:							$ 0.00
Net Fee Due:							$ 90.74